FORM 11-K

                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1996

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                      WAUSAU PAPER MILLS COMPANY SALARIED
                         SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                          WAUSAU PAPER MILLS COMPANY
                             ONE CLARK'S ISLAND
                               P.O. BOX 1408
                           WAUSAU, WI 54402-1408
    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                           WAUSAU PAPER MILLS COMPANY
                                 SALARIED SAVINGS AND INVESTMENT PLAN
                                                    Wausau, Wisconsin



                                                 FINANCIAL STATEMENTS
                                           AND SUPPLEMENTAL SCHEDULES
                                         Year Ended December 31, 1996

                         WAUSAU PAPER MILLS COMPANY
                    SALARIED SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        Year Ended December 31, 1996


                              TABLE OF CONTENTS

                                                                       PAGE

 Independent Auditor's Report                                            4

 Financial Statements:

   Statement of Net Assets Available for Benefits                        5

   Statements of Changes in Net Assets Available for Benefits            6

   Notes to Financial Statements                                       7 - 11

 Supplemental Schedules:

   Schedule 1 - Item 27a - Schedule of Assets Held for
                           Investment Purposes                          13

   Schedule 2 - Item 27d - Schedule of Reportable (5%)
                           Transactions                                 14

                    INDEPENDENT AUDITOR'S REPORT



 Employee Benefits Committee of the
   Wausau Paper Mills Company
 Wausau, Wisconsin


 We have audited the accompanying statements of net assets available for benefits of the WAUSAU PAPER MILLS COMPANY SALARIED SAVINGS AND INVESTMENT PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WAUSAU PAPER MILLS COMPANY SALARIED SAVINGS AND INVESTMENT PLAN as of December 31, 1996 and 1995, and changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1996, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        WIPFLI ULLRICH BERTELSON LLP
                                        Wipfli Ullrich Bertelson LLP


 June 17, 1997
 Wausau, Wisconsin

                             WAUSAU PAPER MILLS COMPANY
                        SALARIED SAVINGS AND INVESTMENT PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             DECEMBER 31, 1996 AND 1995


                                                    DECEMBER 31, 1996

                                                                                       WAUSAU
                                   NEUBERGER   MARSHALL                              PAPER MILLS
                       TEMPLETON   & BERMAN    & ILSLEY                 FIDELITY       COMPANY      PARTICI-
                        FOREIGN    GUARDIAN    BALANCED    GENERAL      MAGELLAN       COMMON         PANT
                          FUND       FUND        FUND      ACCOUNT        FUND         STOCK         LOANS     TOTALS
ASSETS:

Receivables:
  Employer contri-
    butions            $      333  $    1,908   $    320  $      873   $    1,698   $      360    $          $    5,492
  Employee contri-
    butions                 1,319       8,499      1,708       4,302        3,004        2,331                   21,163
  Participant loans
    receivable                                                                                     304,117      304,117
  Interest receivable                                                                                  920          920
Investments             1,002,446   4,839,711    869,719   4,276,239    4,081,386    1,929,443               16,998,944

     Total assets       1,004,098   4,850,118    871,747   4,281,414    4,086,088    1,932,134     305,037   17,330,636

Net assets available
  for benefits         $1,004,098  $4,850,118   $871,747  $4,281,414   $4,086,088   $1,932,134    $305,037  $17,330,636


                                                    DECEMBER 31, 1995

                                                                                       WAUSAU
                                   NEUBERGER   MARSHALL                              PAPER MILLS
                       TEMPLETON   & BERMAN    & ILSLEY                 FIDELITY       COMPANY      PARTICI-
                        FOREIGN    GUARDIAN    BALANCED    GENERAL      MAGELLAN       COMMON         PANT
                          FUND       FUND        FUND      ACCOUNT        FUND         STOCK         LOANS     TOTALS
ASSETS:

Receivables:
  Employer contri-
    butions            $           $    1,339   $    548  $    2,592   $    3,746   $             $          $    8,225
  Employee contri-
    butions                             8,862      2,787      26,915        4,947                                43,511
  Participant loans
    receivable                                                                                     201,284      201,284
  Interest receivable                                                                                   32           32
Investments                         2,984,226    592,741   5,238,988    5,109,017                            13,924,972

     Total assets               0   2,994,427    596,076   5,268,495    5,117,710            0     201,316   14,178,024

Net assets available
  for benefits         $        0  $2,994,427   $596,076  $5,268,495   $5,117,710   $        0    $201,316  $14,178,024

                                            See accompanying notes to financial statements.

                             WAUSAU PAPER MILLS COMPANY
                         HOURLY SAVINGS AND INVESTMENT PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             YEAR ENDED DECEMBER 31, 1996


                                                                                       WAUSAU
                                   NEUBERGER   MARSHALL                              PAPER MILLS
                       TEMPLETON   & BERMAN    & ILSLEY                 FIDELITY       COMPANY      PARTICI-
                        FOREIGN    GUARDIAN    BALANCED    GENERAL      MAGELLAN       COMMON         PANT
                          FUND       FUND        FUND      ACCOUNT        FUND         STOCK         LOANS      TOTALS
ADDITIONS:

Employer contributions $   12,091  $   88,634  $ 18,169  $   63,843   $  108,729   $   25,729      $         $  317,195
Participant deferral
  contributions            54,927     473,380   103,874     350,559      628,951      121,813                 1,733,504
Participant rollover
  contributions                        64,291    12,609      43,652       87,542        2,696                   210,790
Investment income          84,127     742,716    71,389     275,850      453,006                     26,277   1,653,365
Transfers from other
  funds                   853,437     590,547    73,376                             1,946,873        92,323   3,556,556

Total additions         1,004,582   1,959,568   279,417     733,904    1,278,228    2,097,111       118,600   7,471,410

DEDUCTIONS:

Employee benefits
  and withdrawals             468     103,407     3,627     151,469      321,173          345        14,879     595,368
Investment loss                                                                       164,599                   164,599
Administrative ex-
  penses                       16         470       119         703          934           33                     2,275
Transfers to other
  Funds                                                   1,568,813    1,987,743                              3,556,556

Total deductions              484     103,877      3,746  1,720,985    2,309,850      164,977        14,879   4,318,798

Net additions
  (deductions)          1,004,098   1,855,691    275,671   (987,081)  (1,031,622)   1,932,134       103,721   3,152,612

Net assets available
  for benefits at
  beginning                     0   2,994,427    596,076  5,268,495    5,117,710            0       201,316  14,178,024

Net assets available
  for benefits at end  $1,004,098  $4,850,118   $871,747 $4,281,414   $4,086,088   $1,932,134      $305,037 $17,330,636

                        See accompanying notes to financial statements.

                        WAUSAU PAPER MILLS COMPANY
                    SALARIED SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY

 The following description of the Wausau Paper Mills Company Salaried Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on January 1, 1988. It is a defined contribution plan covering all regular full-time salaried employees of the Company. An employee becomes eligible to participate in the Plan on the first month coinciding with or next following the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16 percent of their gross annual compensation, as defined in the Plan document. Contributions are subject to certain limitations.

 Through December 31, 1996, Wausau Paper Mills Company matched participant contributions on the first 1 percent to 6 percent of a participant's annual base salary at the rate of $0.25 for every $1 contributed. Effective January 1, 1997, the Company increased its matching contribution on the first 1 percent to 6 percent of a participant's annual base salary to $0.30 for every $1 contributed.

 Each Plan year, the Company will make an additional contribution for every $1 contributed by the participant up to 6 percent if a certain return on equity is attained, based on the Company's consolidated financial statements. This additional contribution accrues at the rate of $0.05 per $1 contributed by each participant if the return on equity is at least 16 percent up to a $1 per $1 additional contribution if the return on equity exceeds 30 percent.

 The Plan also contains a provision that allows the Company to make discretionary contributions in an amount determined by the Board of Directors of the Company.

 The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code. The Company does not match these contributions.

 VESTING

 Participants are fully vested in their salary deferral and rollover contributions plus earning/losses thereon. Vesting in the Company's matching, additional, and discretionary contributions plus actual earnings/losses thereon is based on years of continuous service. A participant is fully

                        WAUSAU PAPER MILLS COMPANY
                    SALARIED SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY (CONTINUED)

 vested in the Company's contributions after three years of continuous service, or at the rate of 33 1/3 percent per year of service. A year of service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

 Participant contributions and earnings thereon, roll-over contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

 FORFEITURES

 Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the employer's contribution. These forfeitures are used to reduce future employer contributions. The amount of forfeitures at December 31, 1996 and 1995 was $283 and $2,055, respectively.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

   <bullet> TEMPLETON FOREIGN FUND - Funds are invested in diversified stocks and debt obligations of companies and governments that do business primarily outside of the United States. The fund's flexible investment policy allows its managers to invest the funds in lower quality debt securities and preferred stocks of emerging markets that are rated or unrated. The funds seek long-term capital appreciation.

   <bullet> FIDELITY MAGELLAN FUND - Funds are invested primarily in common stocks, and securities convertible into common stock, of United States, multinational, and foreign companies of all sizes that offer potential for growth. The fund seeks long-term capital appreciation.

   <bullet> NEUBERGER & BERMAN GUARDIAN FUND - Funds are invested in a portfolio of common stocks that are principally dividend-paying issues of well-established companies. The fund seeks capital appreciation, with current income as a secondary objective.

   <bullet> MARSHALL & ILSLEY BALANCED FUND - Funds are invested in a diversified portfolio of mutual funds, which in turn invest in fixed-income and equity securities. The fund seeks to achieve total investment return from income and appreciation.

   <bullet> GENERAL ACCOUNT - Funds are invested primarily in high-quality, intermediate corporate and government bonds. The fund guarantees a minimum rate of interest on dollars invested in this account. The guaranteed rates were 6.55 and 6.50 percent for the years

                        WAUSAU PAPER MILLS COMPANY
                    SALARIED SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY (CONTINUED)

 INVESTMENT OPTIONS (CONTINUED)

            ended December 31, 1996 and 1995. The interest rate declared and principal in this fund are backed by the assets of Employers Life Insurance Company.

   <bullet> WAUSAU PAPER MILLS COMPANY COMMON STOCK FUND - Funds are invested exclusively into the stock of the Plan's sponsor, except that pending the purchase of shares, such contributions may be invested in short-term, interest-bearing instruments selected by Marshall
            & Ilsley Trust Company.

 Participants may change their investment options as often as they like by filing a written election with the Plan's Employee Benefit Committee.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 7.5 percent to 11.0 percent. Principal and interest is paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan. The administrator is unable to provide a detail of loans receivable by fund type.
 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant or a named beneficiary based on the participant's elected payment method. The payment options available are lump-sum, period payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by Employers Life Insurance Company of Wausau, and all other expenses incurred in conjunction with the Plan are paid by Wausau Paper Mills Company, the Plan's sponsor. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to participants' accounts against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant will be fully vested and nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

                        WAUSAU PAPER MILLS COMPANY
                    SALARIED SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCAL STATEMENTS
__________________________________________________________________________

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 Investments are stated at fair value. The Plan's investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the Plan year including current income and investment expenses. Loans are stated at market value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.

 NOTE 3 - INVESTMENTS

 A schedule of the market value of investments that individually represent 5 percent or more of the Plan's net assets available for benefits at
 December 31, 1996 and 1995, follows:
  Investments at Fair Value as          ASSET MARKET VALUE   PERCENT OF NET ASSETS
 DETERMINED BY QUOTED MARKET PRICE       1996         1995       1996     1996
 Templeton Foreign Fund                $ 1,004,098  $             5.8%
 Neuberger & Berman Guardian Fund        4,850,118   2,994,427   28.0%   21.1%
 Marshall & Ilsley Balanced Fund           871,747     596,076    5.0%    4.2%
 General Account                         4,281,414   5,268,495   24.7%   37.2%
 Fidelity Magellan Fund                  4,086,088   5,117,710   23.6%   36.1%
 Wausau Paper Mills Common Stock Fund    1,932,134               11.1%

                        WAUSAU PAPER MILLS COMPANY
                    SALARIED SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCAL STATEMENTS
__________________________________________________________________________

 NOTE 3 - INVESTMENTS (CONTINUED)

 During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
  Investments at Fair Value as                        CHANGE IN FAIR VALUE
 DETERMINED BY QUOTED MARKET PRICE
 Templeton Foreign Fund                                    $  84,127
 Neuberger & Berman Guardian Fund                            742,716
 Marshall & Ilsley Balanced Fund                              71,389
 General Account                                             275,850
 Fidelity Magellan Fund                                      453,006
 Wausau Paper Mills Common Stock Fund                       (164,599)

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at December 31, 1996 and 1995 to Form 5500. Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on a cash basis.

 Net assets available for benefits               $ 17,330,636  $ 14,178,024
 Add -  Miscellaneous adjustments to employer
        match for forfeitures                                           330
 Less - Receivables for employer, employee,
        and interest                                  (27,575)      (51,768)

 Net assets available for benefits - Form 5500   $ 17,303,061  $ 14,126,586

 NOTE 5 - TAX EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Wausau Paper Mills Company Salaried Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the Plan administrator's office located in Wausau, Wisconsin during normal business hours.

                        SUPPLEMENTAL SCHEDULES

                                    WAUSAU PAPER MILLS COMPANY
                               SALARIED SAVINGS AND INVESTMENT PLAN
                                 PLAN'S EIN #39-0690900 PLAN #003

      SCHEDULE 1 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     December 31, 1996
 Identity of Issue, Borrower         Description of Investment Including Maturity Date,                 Current
 LESSOR, OR SIMILAR PARTY            RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE     COST         VALUE
 Employers Life Insurance
   Company of Wausau                 Group Annuity Contract: General Acct 6.55%          $4,276,239  $4,276,239
 Nationwide Life Insurance Company   Pooled Separate Acct - Templeton Foreign                     *   1,002,446
 Nationwide Life Insurance Company   Pooled Separate Acct - Fidelity Magellan                     *   4,081,386
 Neuberger & Berman Management, Inc. Guardian Fund                                                *   4,839,711
 Marshall & Ilsley                   Moderate Balanced Fund                                       *     869,719
 Wausau Paper Mills Company          Company Stock Fund - CUSIP #943317                           *   1,929,443
 Participant Loans                   Interest rate during year 7.5% to 11.0%                      0     304,117

 *The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investment. There were no investment assets reportable as acquired and disposed of during the year.

                                 See Independent Auditor's Report.

                                         WAUSAU PAPER MILLS COMPANY
                                    SALARIED SAVINGS AND INVESTMENT PLAN
                                      PLAN'S EIN #39-0690900 PLAN #003

             SCHEDULE 2 - ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                        Year Ended December 31, 1996

                                                                                                         Current Value
                                                                                   Expense                 of Asset on
 Identity of          Description               Purchase    Selling    Lease   Incurred With    Cost     Transaction  Net Gain
PARTY INVOLVED         OF ASSET                  PRICE       PRICE     RENTAL   TRANSACTION   OF ASSET      DATE      OR (LOSS)
 Nationwide Life     Pooled Separate Account -
                       Templeton Foreign        $  853,437  $      N/A  $  N/A   $   N/A      $   853,437  $  853,437  $  N/A

 Employers Life      Group Annuity contract -
                       General Acct 6.55%              N/A   1,559,056     N/A       N/A              N/A   1,559,056     N/A

 Nationwide Life     Pooled Separate Account -
                       Fidelity Magellan               N/A   1,987,743     N/A       N/A              N/A   1,987,743     N/A

 Nationwide Life     Pooled Separate Account -
                       Fidelity Magellan           825,456         N/A     N/A       N/A          825,456     825,456     N/A

 Wausau Paper Mills
   Company           Company Stock Fund          1,946,873         N/A     N/A       N/A        1,946,873   1,946,873     N/A

                                      See Independent Auditor's Report.

                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  WAUSAU PAPER MILLS COMPANY
                                  SALARIED SAVINGS AND INVESTMENT PLAN




 DATE: June 27, 1997              LARRY A. BAKER

                                  Larry A. Baker
                                  Trustee

                           EXHIBIT INDEX
                                TO
                             FORM 11-K
                                OF
                WAUSAU PAPER MILLS COMPANY SALARIED
                    SAVINGS AND INVESTMENT PLAN
               FOR THE YEAR ENDED DECEMBER 31, 1997
           Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel


               Consent of Independent Accountants